Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia  Canada  V6C 3L2
Tel:  (604) 687-6600/Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932/Email:  info@aurizon.com
Web Site:  www.aurizon.com

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.
I, the undersigned shareholder, consent to receiving a document to which I am entitled, electronically rather than by mail.  I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include:

• Aurizon’s Quarterly Financial Report.
• Aurizon’s Annual Financial Report (including Annual Financial Statements and Management’s Discussion and Analysis).
• Notice of Aurizon’s Annual or Special Meeting of Shareholders and related proxy circular (when permitted by law).
• Aurizon’s Supplemental Mailing List Return Card.
• Other corporate information about Aurizon Mines Ltd.

2.
I understand and agree that Aurizon will notify me that a document that I am entitled to receive is available at Aurizon’s website www.aurizon.com once Aurizon has filed the documents with securities regulators.  I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Aurizon may determine.

3.	I acknowledge that access to Internet e-mail and the worldwide web is required in order to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

• Any e-mail notice or other notification will not contain an actual document.
• Any e-mail notice or other notification will contain Aurizon’s web address (or hyperlink) identifying where a document is located.
• By entering Aurizon’s web address into my web browser, I can access, view, download, and print a document from my computer.
• A document distributed electronically will be in Adobe’s Portable Document Format (PDF).
• The Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s website at www.adobe.com.

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling Aurizon at 604-687-6600 or 1-888-411-GOLD (4653) or by sending a fax at 604-687-3932.  My request can also be made through Aurizon’s website at www.aurizon.com or by regular mail to Aurizon Mines Ltd., Suite 1120, 925 West Georgia Street, Vancouver, B.C. V6C 3L2.

6.	I understand and agree that:

• At any time and without giving me advance notice, Aurizon may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me.
• If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7.	I understand that Aurizon will maintain, on its website, any document sent to me electronically, for a least six months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, any time by notifying Aurizon Mines Ltd. by telephone: 604-687-6600 or 1-888-411-4653; by fax: 604-687-3932; by email:  requestinfo@aurizon.com; or by regular mail to Aurizon Mines Ltd., Suite 1120, 925 West Georgia Street, Vancouver, B.C. V6C 3L2.  I understand that if I change my e-mail address or revoke or modify my consent, I must notify Aurizon and Aurizon must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a shareholder of Aurizon Mines Ltd.  I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Name:
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Shareholder Email:
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Shareholder Signature:

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2012 Electronic Delivery Request Forms.doc